

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 18, 2009

Dr. Ricardo Moro-Vidal
Chief Executive Officer
7080 River Road
Suite 215
Richmond, British Columbia V6X 1X5
Canada

> **Re: BioCurex, Inc. (f/k/a Whispering Oaks International, Inc.)**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 9, 2009**
> **File No. 333-162345**

Dear Dr. Moro-Vidal:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1.   We reissue prior comment 1 because your disclosure on page 38 continues to state that you "are in the process of developing a prototype" and you include a "rendering" of what you "envision" that the test device will look like, contrary to your response that "the prototype has been developed."

Inverness License, page 40

2.   Your revisions in response to prior comment 2 indicate that the annual minimum
        royalty of $150,000 will change only if Inverness commercializes a product using
        your technology. However, the last two sentences of Section 4.3(a) of Exhibit
        10.4 indicate that annual minimum royalty amount may change prior to such
        commercialization. Please reconcile. If that amount changes, please describe the
        nature of the change, as previously requested.

Patents, page 43

3.   Reconcile the years in which your patents expire with the years reflected in your
        latest Form 10-K.

2009 Management Options, page 51

4.   Given your revisions here and on page 6 in response to prior comment 4 regarding
        when you intend to grant options to your affiliates and the pricing terms of those
        options, it appears that the exercise prices will be below the market price of your
        common stock. If so, please revise to state so directly. Also clarify how the
        exercise prices will be set when the options are granted; we note, for example,
        that your current disclosure indicates only a price range for the units you intend to
        sell but you indicate here that the exercise prices will be equal to the unit offering
        price.

Note 2. Summary of Significant Accounting Policies, page F-38

-Revenue Recognition, page F-39

5.   We note from page 29 and F-28 that you received a $1 million up-front payment
        from Inverness for a licensing agreement for your RECAF technology during
        fiscal 2008 and that you recognized this payment as revenue. We further note
        from Section 3.2.4 and 3.2.5 of Exhibit 10.4 of this filing that you are to provide
        certain ongoing services and products to Inverness as part of this licensing
        agreement. Considering these factors, please tell us and revise your filing to
        explain in more detail why you determined that you should recognize this fee up-
        front immediately as revenue and how you considered the guidance in SAB Topic
        13A3.(f). In this regard, please clarify for us the nature and extent of the ongoing
        services you are required to provide and tell us the date at which Inverness was
        able to produce the RECAF materials in sufficient quantities to support its
        research and development and other commercialization efforts as specified in
        Section 3.2.5 of Exhibit 10.4.

Item 16. Exhibits and Financial Statement Schedules, page II-5

6.   Given your disclosure on page 28 regarding the up-front licensing fee paid by
        Inverness, tell us why you continue to redact information from Section 4.1 of
        Exhibit 10.4.

Exhibit 5.1

7.   We will continue to evaluate your response to prior comment 6 after you file a
        final, signed and update opinion.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        Please contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, accounting
branch chief, at (202) 551-3643 if you have questions regarding comments on the
financial statements and related matters. You may contact Geoffrey Kruczek at (202)
551-3641 or me at (202) 551-3805 with any other questions.

                                            Sincerely,

                                            Peggy Fisher
                                            Assistant Director

cc (via fax): Joel J. Goldschmidt, Esq.—Morse, Zelnick, Rose & Lander, LLP